RENHUANG PHARMACEUTICALS, INC.

No. 218, Taiping, Taiping District

Harbin, Heilongjiang Province,

P.R. China 150050

 November 13, 2009

Sasha Singh Parikh
Mail Stop 4720
Division of Corporation Finance
Securities and Exchange Commission
100 F Street. N.E.
Washington, D.C. 20549-4720

Re:          Renhuang Pharmaceuticals, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed October 1, 2009
File No. 0-24512

Dear Ms. Parikh:

On behalf of Renhuang Pharmaceuticals, Inc. ( the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated October 13, 2009, with respect to Form 8-K (the “Form 8-K”).  We set out each of the Staff’s comments in bold first, followed by each of our responses.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Please disclose the circumstances that led to the discovery of the error described in your Form 8-K.

Response

We understated the sales rebate in 2008 by RMB 11,904,896 (approx. US$ 1.7 million).  This amount was an audit adjustment in 2007, recorded to reflect 2007 sales rebate on an accrual basis.  As we booked the sales rebate using the  cash basis, our prior auditor proposed an adjusting entry to record unaccrued sales rebate. In 2008, our accountant followed the same logic to adjust the sales rebate.  Firstly, we reversed the 2007 rebate payable of RMB 11,904,896 as it was paid in 2008 already. Secondly, we recorded the 2008 unaccrued sales rebate of RMB 14,670,000 (i.e. rebate incurred RMB 57,993,198 – rebate booked in expenses RMB 43,323,178 = RMB 14,670,000). However, when we calculated the understated sales rebate for 2008, we disregarded the RMB 11,904,896 that was included in cash payments of RMB 43,323,178. Therefore, the sales rebate expenses account was understated by RMB 11,904,896 (approx. US$ 1.7 million).

2.	Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the error.

Response

In response to Commission’s Comment, we have taken or will take the following remedial steps:

After we found the error, we reviewed all entries related to sales rebate and amended the financial statements by increasing sales rebate and decreasing sales payable by RMB 11,904,896 and also proposed to file an amendment on the 2008 Form 10-K on or about November 20, 2009.

3.	Please explain to us why the interim financial statements for the interim periods ended January 31, 2008, April 30, 2008, July 31, 2008 do not need to be restated.

Response

In response to Commission’s Comment, we state that we have not filed the January 31, April 30, and July 31, 2008 Form 10-Q’s. We are planning to file them as soon as practicable.

4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

In response to Commission’s comment, we state that the errors made do not affect financial statements for the year ended October 31, 2007 and therefore, the letter from former accountant is not necessary.

5.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response

In response to Commission’s comment, we state that the errors were caused by the oversight of our temporary accounting staff and accounting manager, which also may be regarded as a deficiency in our internal control. We already described such deficiency in the Form 10-K for the year ended October 31, 2008; therefore, no revision to the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures is necessary.

6.
It appears an Item 4.02 8-K was not filed within 4 business days of the event that triggered the filing obligation. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

Response

We respectfully took note of this comment.

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If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Li Shaoming

Mr. Li Shaoming
Chief Executive Officer